Exhibit 23.3

Consent of Independent Auditor

The Members

Alaska Tanker Company, LLC:

We consent to the incorporation by reference in this Registration Statement of OSG America L.P. on Form S-8 of our report dated May 8, 2007, with respect to the balance sheets of Alaska Tanker Company, LLC as of December 31, 2006 and 2005, and the related statements of operations, members’ equity and cash flows for each of the years in the three-year period ended December 31, 2006, appearing in Amendment No. 5 to the Registration Statement on Form S-1 (No. 333-145341) and related prospectus of OSG America L.P. and to the reference to our firm under the heading Experts in the prospectus.

Portland, Oregon

November 8, 2007